Filed by Olympic Steel, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Olympic Steel, Inc.

Commission File No.: 0-23320

Ryerson – Olympic Steel Merger

Frequently Asked Questions (FAQs)

On October 28, Olympic Steel and Ryerson Holding Company (Ryerson) announced an agreement to merge the companies. The work to complete this transaction is in progress and expected to be completed in the first quarter of 2026, subject to customary closing conditions and other typical approvals. The following questions and answers are intended to help you understand what to expect once the merger closes.

IMPORTANT: Until the merger is completed, Olympic Steel and Ryerson will continue to operate independently. This means that we are prohibited from collaborating with the Ryerson team on business matters, including not jointly interacting with customers or vendors.

GENERAL QUESTIONS

WHO IS RYERSON?

Ryerson is a leading value-added processor and distributor of industrial metals, with operations in the United States, Canada, Mexico, and China. Founded in 1842 and headquartered in Chicago, Ryerson has around 4,300 employees and over 100 locations.

Learn more at www.ryerson.com.

WHY IS OLYMPIC STEEL COMBINING WITH RYERSON?

Growth! Specifically, growth that benefits all our stakeholders – employees, customers, shareholders and suppliers. Ryerson, like Olympic Steel, is committed to growing safely and profitably. Their long history of strong business performance and complementary products, processing capabilities and geographic footprint are a natural fit that will fuel mutual growth. With well-aligned culture and values and the experience and expertise of both teams working together, we expect a seamless integration and numerous synergies that will provide significant benefits and opportunities.

WHAT HAPPENS TO OLYMPIC STEEL AND OUR OTHER UNIQUE BRANDS?

Olympic Steel and all our brands have proven performance records and established “recipes” for success, which Ryerson has no intention of changing. Rather, the merger will provide all the brands involved with opportunities to share best practices and grow together.

WHEN WILL THE ACQUISITION BE OFFICIAL?

The acquisition is expected to close in the first quarter of 2026, subject to customary closing conditions and other typical approvals. You can read the public announcement at https://www.olysteel.com/news.

Upon closing, Olympic Steel and our brands will operate as wholly owned subsidiaries of Ryerson Holding Company (NYSE: RYI). Olympic Steel will continue to operate under the same brand name, and Olympic Steel’s Executive Team (Rick Marabito, Andrew Grieff and Rich Manson) will continue in Sr. Leadership roles with Ryerson and Olympic Steel. Michael Siegal, Executive Chairman of the Olympic Steel Board of Directors, will transition to the role of Chairman for the Ryerson Board.

HOW CAN I LEARN MORE ABOUT RYERSON?

Learn more at https://www.ryerson.com/ and by following Ryerson on Facebook, LinkedIn and Youtube.

IMPACT TO EMPLOYEES

WHAT WILL CHANGE FOR EMPLOYEES?

Upon closing, we anticipate no significant changes for employees. Your employer will continue to be Olympic Steel or your current brand, and Olympic Steel policies will remain in place. There are no plans to change your pay, benefits, job title, responsibilities and supervisor.

Open Enrollment for 2026 benefits will still take place in November for Olympic Steel employees, as usual. (Look for local communication regarding meeting times and enrollment information.) All other programs will remain in place.

Over time, some workplace policies, programs and practices may be integrated with those of the Ryerson organization for compliance purposes or administrative efficiency.

WILL OLYMPIC STEEL STILL BE A PUBLIC COMPANY?

As a wholly owned subsidiary of Ryerson Holding Company, Olympic Steel common stock will no longer be traded on Nasdaq under the symbol ZEUS. That said, we will still be part of a public company. Ryerson common stock is traded on the New York Stock Exchange (NYSE) as “RYI.” This means we will continue to comply with all policies and adhere to all the requirements expected of a public company.

IMPACT TO CUSTOMERS & SUPPLIERS

HOW WILL OLYMPIC STEEL AND RYERSON CUSTOMERS BE IMPACTED?

The processes for fulfilling customer orders, ensuring quality and continuing to provide excellent customer service are not changing. Upon closing, customers from both organizations will gain access to more products, services, support and physical locations to service their needs and help their businesses grow. Over time, some best practices may be integrated for administrative efficiency.

IMPORTANT: Until we close, Olympic Steel and Ryerson will remain separate companies, meaning we must continue to act independently and not collaborate with Ryerson employees on anything related to the business, including not jointly interacting with customers or suppliers.

HOW WILL OLYMPIC STEEL AND RYERSON SUPPLIERS BE IMPACTED?

Many Ryerson suppliers also work directly with Olympic Steel and our brands. The process of ordering materials and supplies and managing vendor relationships may be enhanced by utilizing our combined supply chain partners.

IMPORTANT: Until we close, Olympic Steel and Ryerson will remain separate companies, meaning we must continue to act independently and not collaborate with Ryerson employees on anything related to the business, including not jointly interacting with customers or suppliers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “may,” “will,” “anticipate,” “should,” “intend,” “expect,” “believe,” “estimate,” “project,” “plan,” “potential,” and “continue,” as well as the negative of these terms or similar expressions. These statements speak only as of the date of this communication and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this communication and relate to, among other things, our intent, belief or current expectations with respect to the ability to complete the proposed merger of Olympic Steel and Ryerson on the anticipated terms and timeline; the effect of restructuring or reorganization of business components; our future financial condition, results of operations or prospects; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

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the failure to obtain the requisite shareholder approval in connection with the transaction and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement;

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the failure to obtain governmental approvals of the transaction on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the transaction;

●	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

●	disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers;

●	the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger;

●	risks relating to any unforeseen liabilities of Olympic Steel or Ryerson; and

●	other factors described in our Annual Report on Form 10-K for the year ended December 31, 2024 under Item 1A, “Risk Factors.”

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of a proposed business combination involving Olympic Steel and Ryerson. In connection with the proposed transaction, Ryerson will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Olympic Steel and that will also constitute a prospectus of Ryerson. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Ryerson may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Ryerson securities, are not soliciting an offer to buy Ryerson securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of Olympic Steel.

RYERSON AND OLYMPIC STEEL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Ryerson (when they become available) may be obtained free of charge on Ryerson’s website at www.ryerson.com or by directing a written request to Investor Relations, Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. Copies of documents filed with the SEC by Olympic Steel (when they become available) may be obtained free of charge on Olympic Steel’s website at www.olysteel.com or by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122.

PARTICIPANTS IN SOLICITATION

Each of Olympic Steel, Ryerson and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Olympic Steel’s shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Olympic Steel’s executive officers and directors is included in Olympic Steel’s definitive proxy statement, which was filed with the SEC on March 28, 2025. Additional information regarding Ryerson’s executive officers and directors is included in Ryerson’s definitive proxy statement, which was filed with the SEC on March 5, 2025. You can obtain free copies of these documents using the information in the paragraph immediately above.